Exhibit (a)(5)(A)

Nautilus Marine Acquisition Signs Definitive Agreement to
Enter the Maritime Energy Services Sector by Acquiring Assetplus Limited

Nautilus Also Commences Tender Offer to Purchase Up to
4,137,300 of its Common Shares - Tender Offer will expire at 11:59 p.m. New York City Time on January 7, 2013, Unless Extended by Nautilus

•	Acquisition will not require trust account proceeds at closing due to backstopped transaction structure
•	Assetplus fleet has 4 newly-built offshore supply vessels, plus 2 under negotiation
•	Assetplus has 6 long period time charter contracts with the oil major Petrobras
•	Enables Nautilus to enter the maritime energy services sector, a high barrier of entry market
•	Trust proceeds expected to be utilized for fleet growth with a defined acquisition pipeline

Conference Call Scheduled for
Tuesday, December 11, 2012 at 11 a.m., New York Time

Athens, Greece, December 7, 2012 –Nautilus Marine Acquisition Corp. (“Nautilus”) (NASDAQ: NMAR) announced today that it has entered into a definitive Share Purchase Agreement (the “Share Purchase Agreement”) to acquire 100% of the equity of Assetplus Limited (“Assetplus”) for aggregate consideration of approximately $86.5 million from Vega Resource Group AS and Oil and Gas Ships Investor Limited (collectively the “Sellers”), through which Assetplus will become a wholly owned subsidiary of Nautilus (the “Acquisition”).  The Acquisition consideration is inclusive of assumed debt and anticipated cash on hand at closing, but excludes potential earn-out payments as described below.

The acquisition of Assetplus allows Nautilus to enter the maritime energy services sector.  Assetplus controls an initial fleet of vessels consisting of two platform supply vessels (“PSVs”) and two oil spill response vessels (“OSRVs”), all of which are intended to service offshore oil exploration and production installations.  All of these vessels are newly built.

Assetplus also controls six binding time charter contracts with Brazilian oil major Petróleo Brasileiro S.A. (“Petrobras”) for two PSVs and four OSRVs.  These charters each have durations of four years plus an additional four optional years.  Four of the six time charter agreements with Petrobras will be serviced by Assetplus’ current fleet, and Nautilus has plans to obtain vessels to service two additional Petrobras charters.

Nautilus also announced today the commencement of its tender offer (the “Tender Offer”) to purchase up to 4,137,300 shares of its common stock, par value $0.0001 per share (the “Common Shares”) at a per-share price of $10.10.  The Common Shares are currently listed on the Nasdaq Capital Market under the symbol “NMAR.”  On December 6, 2012, the last reported sale price of the Common Shares was $10.04 per share.  The Tender Offer will expire at 11:59 p.m. New York City time on January 7, 2013, unless extended by Nautilus (the “Expiration Date”).

Prior to this announcement, Nautilus has confidentially secured the agreement of the holders of more than 11% of the outstanding Common Shares issued in Nautilus’ initial public offering to not tender their shares in the Tender Offer or transfer their Common Shares during the Tender Offer period.  These holders have received a post-closing right, exercisable for two business days following the 11th business day after the closing of the Tender Offer, to cause Nautilus to repurchase the subject shares at $10.30 per share.

Management and Commentary

Upon closing of the Acquisition, Nautilus expects to conduct business as Nautilus Energy Services and will be led by Mr. Prokopios (Akis) Tsirigakis, who will be Nautilus’ Chairman, President and Co-Chief Executive Officer, and Mr. George Syllantavos, who will be Nautilus’ Co-Chief Executive Officer and Chief Financial Officer.

Mr. Akis Tsirigakis, Co-CEO of Nautilus stated “We are very pleased to announce this transaction and the entry of Nautilus into the maritime energy services sector, a traditionally high barrier of entry market, albeit a very attractive one and with great potential for many years to come.  Assetplus’ fleet of newly-built, high specification vessels with long period charter coverage to an oil major like Petrobras will allow us to build the quality company we envisage and implement a growth the first steps of which are already in place.  Having entered this quite fragmented sector, we aspire to building a company with a focus in the creation of shareholder value.  Our investors who wish to remain shareholders in Nautilus should refrain from tendering their shares for redemption.”

Mr. George Syllantavos, Co-CEO of Nautilus added “The long term charters we are acquiring allow for visible, predictable cash flows with a leading charter counterparty.  Through this transaction, we are able to create a platform company which can serve as the foundation for growth within the exciting offshore supply vessel sector.  Growth will initially come through the two additional OSRV contracts with Petrobras that we are acquiring as part of this transaction which form the basis for very accretive add-on acquisitions.  We strongly believe that we are presenting investors with a value enhancing transaction in the dynamic energy services sector.  As such, we urge our investors to not tender their shares in the Tender Offer.”

Overview of Assetplus

Assetplus is a Cyprus company organized on August 10, 2012 with subsidiaries holding: (i) two PSVs, namely, the Vega Crusader and Vega Corona and (ii) two OSRVs, namely the Vega Juniz and Vega Emtoli.  Each of the Vega Crusader, Vega Corona, and Vega Juniz has already been delivered to Assetplus.  Assetplus expects to take delivery and ownership of the Vega Emtoli during December 2012.

Through its subsidiaries, Assetplus also controls six binding time charter contracts with Petrobras for two PSVs and four OSRVs, each having durations of four years plus an additional four optional years.  Four of the six time charter agreements with Petrobras will be serviced by Assetplus’ current fleet.

As a result of the terms of its agreement with the Sellers, Nautilus expects to be able to facilitate the acquisition of Assetplus without utilizing proceeds held in Nautilus’ trust account at the closing of the Acquisition.

Following the closing of the Acquisition, Nautilus intends to use the proceeds from its trust account to acquire two additional OSRVs (currently under negotiation to be acquired for an aggregate value of approximately $34.0 million) to service the remaining two time charter agreements Assetplus has with Petrobras.  Nautilus anticipates acquiring each of these vessels with approximately (for each vessel) $6 million of cash proceeds from its trust account and approximately $11 million (65% gearing) in a to-be-secured debt facility.

The remaining cash from Nautilus’ trust account after the Tender Offer, the Acquisition and the acquisition of these 2 additional OSRVs is expected to be used for further vessel acquisitions and working capital.

Summary of Assetplus’ Fleet to be acquired by Nautilus

Vessel Name	Vessel Type	Year Built	Delivery	Gross TCE Rate	Time Charter Duration
Vega Corona	PSV	2012	Delivered	$20,950	4 years + 4-year option
Vega Crusader	PSV	2012	Delivered	$21,950	4 years + 4-year option
Vega Juniz	OSRV	2012	Delivered	$26,200	4 years + 4-year option
Vega Emtoli	OSRV	2012	Delivery by 12/31/12	$26,200	4 years + 4-year option
Vega Jaanca	OSRV	2012	Under Negotiation	$26,200	4 years + 4-year option
Vega Inruda	OSRV	2012	Under Negotiation	$26,200	4 years + 4-year option

Summary of the Acquisition

Under the terms of the Share Purchase Agreement, the Sellers will receive acquisition consideration consisting of cash and stock, as well as the assumption or repayment of existing debt.  At or immediately following the closing of the Acquisition:

•	Nautilus will issue to Sellers an aggregate of 1,722,773 Common Shares valued at $10.10 per share, representing a total value of $17,400,007 (the “Initial Stock Payment”);

•
Nautilus will issue 594,059 Common Shares (valued at $10.10 per share) (the “Put Shares”) to Mezzanine Financing Investment III Ltd. (“Mezzanine”) in full satisfaction of the $6,000,000 in loan proceeds drawn down by Assetplus under a working capital facility with Mezzanine (the “Working Capital Facility”).  Mezzanine will be granted a 6 month put option exercisable upon 60 days prior notice (deliverable no earlier than the last day of the four month period following the consummation of the Tender Offer), to cause Nautilus to repurchase all or any portion of such put shares at $11.35 per share (an aggregate value up to $6,742,570) and

•
Nautilus will assume Assetplus’ outstanding indebtedness at closing, not to exceed a principal amount equal to $52,220,000, which is comprised of $38,220,000 in senior bank debt and $14,000,000 of mezzanine debt.

In addition, Nautilus anticipates acquiring Assetplus with approximately $2.6 million in cash on hand in the operating accounts of the four vessels acquired through Assetplus.

Subsequent to the closing, Nautilus will pay to the Sellers an aggregate of $7,150,000 in cash,  This cash consideration will be payable, in Nautilus’ discretion, either: (i) within 15 days following the Expiration Date, interest free, or (ii) within 90 days following the Expiration Date, together with interest at 10% per annum.

The Sellers will also be entitled to receive up to an aggregate of $6,315,040 worth of additional Common Shares (the “Earn-Out Payment”) if Nautilus achieves consolidated EBITDA (defined as gross revenue minus commissions minus vessel operating expenses on an annualized basis) for the fiscal year ending December 31, 2013 for the initial 4-vessel fleet equal to or in excess of $18,000,000.  The Earn-Out Payment is based on a per share price equal to the greater of: (i) the 45-day value weighted average price on the issuance date or (ii) $10.10 per share.  The Earn-Out Payment will be made, if payable, within 30 days following the filing of Nautilus’ Form 20-F annual report for fiscal year 2013.

Also, in the event that Assetplus acquires any of the two additional OSRVs currently under negotiation (Vega Jaanca and Vega Inruda), then the Sellers shall be entitled to receive up to an aggregate of $1,614,980 worth of additional Common Shares per acquired vessel if such vessels achieve certain agreed upon EBITDA thresholds for the year ending December 31, 2013.

The consummation of the Acquisition is conditioned upon (collectively, the “Acquisition Condition”), in addition to customary closing conditions, among other things: (i) the successful completion of the Tender Offer according to the terms of Nautilus’ offer to purchase (the “Offer to Purchase”) and related documents filed with the Securities and Exchange Commission (the “SEC”) in connection with the Tender Offer, (ii) Assetplus, together with its subsidiaries, having outstanding principal indebtedness of not greater than $52,220,000, plus the principal amount of the Working Capital Facility, (iii) Nautilus delivering the Initial Stock Payment to the Sellers, (iv) Nautilus delivering the Put Shares to Mezzanine Financing and (v) Sellers having delivered their shares of Assetplus to Nautilus.

Commencement of Tender Offer

Nautilus also announced today the commencement of its Tender Offer as required by Nautilus’ articles of incorporation, as amended, and as a condition to the Share Purchase Agreement.  Pursuant to the Tender Offer, Nautilus is tendering for up to 4,137,300 of its Common Shares at a per share price of $10.10, net to the shareholders in cash, without interest.  Shareholders are urged to obtain current market quotations for the Common Shares before deciding whether to tender their Common Shares.

Nautilus’ board of directors recommends that existing shareholders not tender their Common Shares after they review Nautilus’ Offer to Purchase which is being filed with the SEC and which will be distributed to shareholders.

If more than 4,137,300 Common Shares are validly tendered and not properly withdrawn, Nautilus may exercise, at any time and in its discretion, its right to, in accordance with the rules of the SEC, amend the Tender Offer to purchase up to an additional 2% of its outstanding Common Shares, or 120,000 Common Shares, without extending the Expiration Date, and thereby accept for payment all Common Shares which may be validly tendered in the Tender Offer (the “2% Amendment Right”).  However, if more than 4,137,300 Common Shares are validly tendered and not properly withdrawn, and Nautilus does not exercise its 2% Amendment Right, or if Nautilus is unable to satisfy the Acquisition Condition, Nautilus may amend, terminate or extend the Tender Offer.

Tenders of Nautilus’ Common Shares must be made prior to the Expiration Date, and may be withdrawn at any time prior to the Expiration Date.  The Tender Offer is subject to conditions and other terms set forth in the Offer to Purchase and related Tender Offer materials, which are scheduled for distribution to Nautilus’ shareholders beginning today.

In particular, the Tender Offer is conditioned on, among other things, Nautilus’ reasonable judgment that the Acquisition is capable of being consummated contemporaneously with the Tender Offer. If Nautilus terminates the Tender Offer, it will not: (i) purchase any Common Shares pursuant to the Tender Offer or (ii) consummate the Acquisition with Assetplus.

Nautilus’ board of directors has unanimously: (i) approved the making of the Tender Offer, (ii) declared the advisability of the Acquisition and approved the Share Purchase Agreement and the transactions contemplated by the Share Purchase Agreement, and (iii) determined that the Acquisition is in the best interests of Nautilus and its shareholders and if consummated would constitute Nautilus’ initial business transaction pursuant to its articles of incorporation.  If shareholders tender their Common Shares in the Offer, they will not be participating in the Acquisition because they will no longer hold such Common Shares in Nautilus, which will be the public holding company for the operations of Assetplus and its subsidiaries following the consummation of the Acquisition.

Morrow & Co., LLC is acting as the information agent for the Tender Offer, and the depositary therefor is American Stock Transfer & Trust Company.  The Offer to Purchase, a letter of transmittal and related documents are being prepared for mailing today to Nautilus’ shareholders of record and will be made available for distribution to beneficial owners of Nautilus’ Common Shares as soon as practicable. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell Common Shares of Nautilus.  The solicitation of offers to buy Common Shares of Nautilus will only be made pursuant to the Offer to Purchase, dated December 7, 2012 (as amended or supplemented), the Letter of Transmittal, and other related documents that Nautilus will send to its shareholders.  The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer.  Those materials are being distributed by Nautilus to Nautilus’ shareholders at no expense to them.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

Nautilus intends to file other relevant materials with the SEC in connection with the proposed Acquisition and Tender Offer.  The materials to be filed by Nautilus with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  Shareholders also will be able to obtain free copies of the documents filed with the SEC from Nautilus by directing a request to: Nautilus Marine Acquisition Corp., 90 Kifissias Avenue, Maroussi 15125, Athens, Greece. Additionally, all documents filed with the SEC can be found on Nautilus’ website, www.nautilusacquisition.com.

Conference Call details:

Nautilus’ management team will host a conference call to discuss the transaction on Tuesday, December 11, 2012 at 11a.m., New York Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Nautilus."

A replay of the conference call will be available until December 18, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is 79304419#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Nautilus website (www.nautilusacquisition.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Advisors and Counsel

Maxim Group LLC and Seaborne Capital Advisors LLC are acting as financial advisors to Nautilus in connection with the proposed transaction.  Ellenoff Grossman & Schole LLP is acting as U.S. securities and transaction counsel to Nautilus.

About Nautilus

Nautilus was formed in November 2010 pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. A registration statement for Nautilus’ initial public offering (the “IPO”) was declared effective on July 14, 2011. It consummated its IPO on July 20, 2011 and received gross proceeds of $48,000,000. Nautilus issued an aggregate of 4,800,000 Units in the IPO.  Each Unit consisted of one Common Share and one warrant. Each warrant entitles the holder to purchase from Nautilus one Common Share at an exercise price of $11.50 per share.  Prior to the consummation of the IPO, Nautilus completed a private placement of an aggregate of 3,108,000 Warrants to certain insiders, generating gross proceeds of $2,331,000.  A total of $48,480,000 of the net proceeds from the IPO and the private placement were placed in a Trust Account established for the benefit of Nautilus’ public shareholders.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this release and in presentations by Nautilus’ management relating to the matters described herein are or may constitute “forward-looking statements.”  Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements.  Forward-looking statements relating to the proposed Acquisition and Tender Offer (as well as Nautilus’ post-closing activities) include, but are not limited to: (i) statements about the benefits of the Acquisition involving Nautilus and Assetplus, including future financial and operating results; (ii) Nautilus’ and Assetplus’ plans, objectives, expectations and intentions (including with respect to future vessel acquisitions and the use of proceeds from Nautilus’ trust account); (iii) the expected timing of completion of the Acquisition and the Tender Offer; and (iv) other statements relating to the Acquisition, the Tender Offer and Nautilus’ post-closing activities that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  Actual results could differ materially if not substantially from those described in the forward-looking statements.

Important risks and other factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the Acquisition, the Tender Offer and Nautilus’ post-closing activities, such risks and uncertainties include, among many others: (i) the risk associated with Nautilus’ Tender Offer (including uncertainty regarding the number of shareholders who may tender their Common Shares); (ii) the risk that the business and assets of Assetplus will not be properly integrated into Nautilus; (iii) the risk that the benefits to Nautilus and its stockholders anticipated from acquisition by Nautilus of Assetplus may not be fully realized or may take longer to realize than expected; (iv) the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized, (v) the risks associated with the current concentration of Assetplus’ business with one customer, Petrobras; (vi) the potential for reductions in industry profit margins due to, among other factors, declining charter rates; (vii) the inability of Nautilus to expand and diversify the business of Assetplus; (viii) changing interpretations of generally accepted accounting principles; (ix) Nautilus’ continued compliance with government regulations; changing legislation and regulatory environments; (x) the ability of Nautilus to meet the Nasdaq’s continued listing standards; (xi) the potential for lower return on investment by Nautilus on its investments in vessel assets; (xii) the inability of Nautilus to manage growth; (xiii) requirements or changes affecting the shipping and maritime industry; (xiv) the general volatility of market prices of the Nautilus’ securities and general economic conditions; (xv) Nautilus’ ability to implement new strategies and react to changing market conditions; (xvi) risks associated with operating (including environmental) hazards; (xvii) risks associated with competition; (xviii) risks associated with the loss of key personnel; or (xix) any of the factors in detailed in the “Risk Factors” section of Nautilus’ filings with the SEC.

The foregoing listing of risks is no exhaustive.  These risks, as well as other risks associated with the Acquisition and the Tender Offer, will be more fully discussed in Nautilus’ Schedule TO being filed with the SEC in connection with the Tender Offer.  Additional risks and uncertainties are identified and discussed in Nautilus’ reports filed or to be filed with the SEC and available at the SEC's website at http://www.sec.gov.  Forward-looking statements included in this press release speak only as of the date of this press release.  Nautilus undertakes and assumes no obligation, and do not intend, to update Nautilus’ forward-looking statements, except as required by law.

Company Contact:
Prokopios “Akis” Tsirigakis
President
Nautilus Marine Acquisition Corp.
+30 210 876-4750

Investor Relations Contact:
Matthew Abenante
Investor Relations Advisor
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, N.Y. 10169
Tel. (212) 661-7566
Email: nautilus@capitallink.com